UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
__________

FORM 11-K
__________

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to _____________________

_______________________________
Commission file number 1-13270
_____________________________________

A. Full title of the Plan and the address of the Plan, if different from that of the Issuer named below:

Flotek Industries, Inc. 2012
Employee Stock Purchase Plan

B. Name of Issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Flotek Industries, Inc.
10603 W. Sam Houston Pkwy N., Suite 300
Houston, Texas 77064

FLOTEK INDUSTRIES, INC. 2012
EMPLOYEE STOCK PURCHASE PLAN

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator and Participants of the
Flotek Industries, Inc. 2012
Employee Stock Purchase Plan

We have audited the accompanying statement of net assets available for benefits of Flotek Industries, Inc. 2012 Employee Stock Purchase Plan (the "Plan") as of December 31, 2012, and the related statement of changes in net assets available for benefits for the period from May 18, 2012 (inception) through December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the period from May 18, 2012 (inception) through December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Hein & Associates LLP

Houston, Texas
April 1, 2013

FLOTEK INDUSTRIES, INC. 2012
EMPLOYEE STOCK PURCHASE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2012

ASSETS:
Participant contributions due from Flotek Industries, Inc.	$160,286
Total assets	160,286

LIABILITIES:
Stock purchase payable	156,522
Refunds due to participants from excess contributions	3,764
Total Liabilities	160,286

NET ASSETS AVAILABLE FOR BENEFITS	$—

See accompanying Notes to Financial Statements.

FLOTEK INDUSTRIES, INC. 2012
EMPLOYEE STOCK PURCHASE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Period from May 18, 2012 (inception) through December 31, 2012

ADDITIONS:
Participant contributions	$160,286

DEDUCTIONS:
Stock purchases for participants	(156,522)
Refund of excess contributions to participants	(3,764)

CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	—

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	—
End of period	$—

See accompanying Notes to Financial Statements.

FLOTEK INDSUTRIES, INC. 2012
EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - PLAN DESCRIPTION

The following is a brief description of the Flotek Industries, Inc. 2012 Employee Stock Purchase Plan (the “Plan”) which is provided for general information only. For additional information regarding the Plan’s provisions, participants should refer to the Plan prospectus.
General

The Plan is designed to provide eligible employees (“employees”) of Flotek Industries, Inc. (the "Company") and its subsidiaries with an opportunity to purchase shares of the Company's common stock (“Flotek Stock”) at a discounted price through payroll deductions. The Plan was approved by the Company’s stockholders on May 18, 2012 and commenced operation on October 1, 2012. A total of 500,000 shares of Flotek Stock may be acquired by participants under the terms of the Plan.
The Plan has offering periods lasting three months. The first three-month offering period began October 1, 2012. Subsequent continuous offering periods commence on January 1, April 1, July 1, and October 1, of each year.

Administration

The Plan is administered by the Company's Board of Directors (the "Board"), unless the Board has appointed a committee to administer the Plan. The Board has selected a third party administrator, Computershare Shareholder Services, Inc. (“Computershare”), to maintain the accounts of the Plan. The Board has selected Bank of America (Merrill Lynch) (“BAML”) to serve as the custodian of employee accounts. Computershare and BAML use information regarding employees’ payroll deductions to credit an account in each participant’s name with the number of full and fractional shares of Flotek Stock purchased by that participant’s contributions to the Plan. American Stock and Transfer is the Company's transfer agent.
Shares acquired by participants under the Plan may be shares issued by the Company from its authorized but unissued stock, treasury stock or shares purchased on the open market.

Eligibility

All employees who are customarily employed for at least twenty (20) hours per week by the Company or one of its subsidiaries are eligible to participate in the Plan, except that no employee may participate in the Plan if the employee would own 5% or more of the outstanding shares of Flotek stock. Employees who as of the offering date, are highly compensated employees within the meaning of Section 423(b)(4)(d) of the Internal Revenue Code of 1986, as amended (the"Code") are not eligible to participate.
There were approximately 110 participants in the Plan at December 31, 2012.

Contributions

If an employee elects to participate in the Plan, such employee may elect to contribute to the Plan through payroll deductions an amount not less than one percent (1%) and not more than ten percent (10%) of such participants compensation, on an after tax basis, on each payday during the offering period. Employees may increase or decrease the deduction rate for the next offering period. A participant may withdraw from any offering period by providing written notice to the Company and any accumulated payroll deductions will be returned to him or her.

FLOTEK INDSUTRIES, INC. 2012
EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

Purchases
Participant contributions are used to purchase Flotek Stock on the last business day of the quarterly offering period at 85% of the closing market price of the stock. During any one offering period, an employee may not purchase more than 1,000 shares of common stock. In addition, for each calendar year, an employee may not be granted purchase rights for Flotek Stock valued over $25,000, as determined at the time such purchase right is granted. Any payroll deductions collected from an employee that cannot be applied to the purchase of Flotek Stock because of limitations will be refunded to the employee.

Expenses

The Company pays all administrative expenses related to the purchase, custody and record keeping of the Flotek Stock held as part of the Plan. These expenses may include brokers’ commissions, transfer fees, administrative costs and other similar expenses. Expenses related to the disposition or transfer of shares from a participants’ account are borne by that participant.

Withdrawals and Termination of Employment

The Plan provides that a participant may withdraw from the Plan at any time and receive a refund of contributions for that offering period by completing a withdrawal form provided by the Company and submitting it to Human Resources. If an employee’s employment ends for any reason, whether voluntary or involuntary, including retirement or death, then participation in the Plan automatically ends, and the Company will refund any payroll deductions under the Plan that have not yet been used to purchase shares.

Plan Termination

The Plan will terminate at the earliest of the following:

•	May 18, 2022;

•	the date the Board acts to terminate the Plan in accordance with the Plan provisions; or

•	the date when all of the shares available under the Plan have been purchased (as of December 31, 2012, the Company had approximately 485,000 shares available for future issuance).
Upon termination of the Plan, all unapplied cash credits not already used to purchase Flotek stock remaining in participants’ accounts will be refunded in cash to the participants. The Board may terminate or amend the Plan as deemed necessary or appropriate.
Employee Accounts
   The Flotek Stock held by the Plan is held in custodial accounts by BAML. Computershare serves as the Plans record keeper. BAML maintains a separate account for each participant reflecting the total number of shares held. Each participant holding shares through BAML has the right to vote, receive dividends and dispose of his or her shares. BAML allocates to each participant account the number of full and fractional shares of Flotek Stock purchased with contributions credited to his or her account.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

FLOTEK INDSUTRIES, INC. 2012
EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and during the reporting period. Actual results could differ from those estimates.
Tax Status

The Plan is intended to qualify as an "Employee Stock Purchase Plan" within the meaning of Section 423 of the the Code. The Plan is not intended to be a qualified pension, profit-sharing or stock bonus plan under Section 401 (a) of the Code, nor is it intended to be subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan does not provide for withholding or payment of income taxes Participants are not taxed on the 15% stock price discount at the time of purchase. Upon the sale of Flotek Stock purchased under the Plan, participants are subject to all taxes as applicable. The amount of any tax depends on how long the shares are held and the disposition price.

EXHIBIT INDEX

Exhibit Number	Exhibit Title
23	Consent of Hein & Associates LLP.

SIGNATURE

Flotek Industries, Inc. 2012 Employee Stock Purchase Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Flotek Industries, Inc. 2012
Employee Stock Purchase Plan

Date: April 1, 2013	By:	/s/H. Richard Walton
H. Richard Walton Chief Financial Officer